Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

N542AJ
Joby Aviation
Analyst Day
June 3rd, 2021

Legal Disclaimer

This presentation (this "Presentation") was prepared by Reinvent Technology Partners ("RTP") and Joby Aero, Inc. ("Joby") in connection with their proposed business combination. By accepting this Presentation, you agree to use this Presentation for the sole purpose of evaluating the potential transaction. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of RTP and Joby is prohibited. This Presentation is for informational discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of Joby, RTP or any successor entity, nor does it constitute the solicitation of an offer to buy any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

No Representations and Warranties

This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by RTP or Joby or any of its respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. RTP and Joby disclaim any duty to update the information contained in this Presentation.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP's securities, (ii) the risk that the transaction may not be completed by RTP's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the "Merger Agreement"), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby's business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby and potential difficulties in Joby employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP's securities on a national securities exchange, (xi) the potential volatility of RTP's securities, which may result from a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP's or Joby's business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of RTP's Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby gives any assurance that either RTP or Joby or the combined company will achieve its expectations.

Trademarks

All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation's use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of RTP or Joby.

Industry and Market Data

This Presentation contains statistical data, estimates and forecasts provided by Joby and/or are based on independent industry publications or other publicly available information, as well as other information based on Joby's internal sources. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Joby and/or contained in these industry publications and other publicly available information. Accordingly, neither RTP nor Joby nor any of their affiliates and advisors makes any representations as to the accuracy or completeness of these data.

Financial Information and Non-GAAP Measures

This Presentation contains certain estimated preliminary financial results and key operating metrics. This information is preliminary and subject to change. As such, the actual results may differ from the estimated preliminary results presented here. This Presentation includes non-GAAP financial measures. These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP. Other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Joby's non-GAAP measures may not be directly comparable to similarly titled measures of other companies or transactions. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Use of Projections

This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of RTP's and Joby's control. While all financial projections, estimates and targets are necessarily speculative, RTP and Joby believe the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of RTP, Joby or the combined company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP's website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP's shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

2 | Joby Aviation

Welcome 3 3 | | Jo Job by y A Av viia at tiio on nWelcome 3 3 | | Jo Job by y A Av viia at tiio on n

Aerial Ridesharing Paul Sciarra Executive Chairman 4 | Joby AviationAerial Ridesharing Paul Sciarra Executive Chairman 4 | Joby Aviation

Cities are getting bigger and more congested

Urbanization and under-funded infrastructure remain powerful trends

Sustainable mobility is more critical than ever


EXIT
4.6B/yr
hours wasted in traffic in the top 15 U.S. metros
29%
CO2 emissions attributable to transportation sector in U.S.
70%
global population will be living in cities by 2050

5 | Joby Aviation

Aerial ridesharing unlocks the third dimension of urban transportation



Sustainable
all-electric aircraft, zero operating emissions

Fast
5X faster than driving in major metros[1]

Scalable
exponential scaling of routes at a fraction of the infrastructure cost

1. Calculated based on average Joby aircraft speed of 125 mph vs. 25 mph in Los Angeles traffic per Google Maps average travel times at rush hour for each individual trip, averaged across all trips

6 | Joby Aviation

Air travel trends toward frequency, safety, and affordability 1 2 Accidents per Million Departures Million Departures 1.8 350 1.6 300 1.4 Carrying these trends 250 1.2 to the urban level will 200 be transformative 1 0.8 150 0.6 100 0.4 50 0.2 0 0 1972 1977 1982 1987 1992 1997 2002 2007 2012 2017 1. The Aviation Safety Network database (http://aviation-safety.net) 2. https://data.worldbank.org/indicator/IS.AIR.PSGR?end=2019&start=1970&view=chart 7 | Joby AviationAir travel trends toward frequency, safety, and affordability 1 2 Accidents per Million Departures Million Departures 1.8 350 1.6 300 1.4 Carrying these trends 250 1.2 to the urban level will 200 be transformative 1 0.8 150 0.6 100 0.4 50 0.2 0 0 1972 1977 1982 1987 1992 1997 2002 2007 2012 2017 1. The Aviation Safety Network database (http://aviation-safety.net) 2. https://data.worldbank.org/indicator/IS.AIR.PSGR?end=2019&start=1970&view=chart 7 | Joby Aviation

Santa Monica to Burbank in 10 mins Departure SMO Arrival BUR Drive Time 39 Minutes Flight Time 10 Minutes 8 8 | | Jo Job by y A Av viia at tiio on nSanta Monica to Burbank in 10 mins Departure SMO Arrival BUR Drive Time 39 Minutes Flight Time 10 Minutes 8 8 | | Jo Job by y A Av viia at tiio on n

Downtown LA to LAX in 8 mins Departure DTLA Arrival LAX Drive Time 23 Minutes Flight Time 8 Minutes 9 9 | | Jo Job by y A Av viia at tiio on nDowntown LA to LAX in 8 mins Departure DTLA Arrival LAX Drive Time 23 Minutes Flight Time 8 Minutes 9 9 | | Jo Job by y A Av viia at tiio on n

Hollywood to Palm Springs in 52 mins Departure HWD Arrival PSP Drive Time 2 hrs 22 min Flight Time 52 Minutes 10 10 | | Jo Job by y A Av viia at tiio on nHollywood to Palm Springs in 52 mins Departure HWD Arrival PSP Drive Time 2 hrs 22 min Flight Time 52 Minutes 10 10 | | Jo Job by y A Av viia at tiio on n

Massive untapped market opportunity 300+ aircraft Market opportunity of $500M+ per year in LA alone 11 11 | | Jo Job by y A Av viia at tiio on nMassive untapped market opportunity 300+ aircraft Market opportunity of $500M+ per year in LA alone 11 11 | | Jo Job by y A Av viia at tiio on n

Joby’s three keys to success Right Aircraft, Certified Scaled Production Go to Market 12 | Joby AviationJoby’s three keys to success Right Aircraft, Certified Scaled Production Go to Market 12 | Joby Aviation

Our timeline to certification, production, and commercialization Time Today 2021 2022 2023 2024 Right Aircraft, Certified Scaled Production Go to Market 13 | Joby AviationOur timeline to certification, production, and commercialization Time Today 2021 2022 2023 2024 Right Aircraft, Certified Scaled Production Go to Market 13 | Joby Aviation

Experienced team with meaningful industry experience

TODAY'S PRESENTERS



Paul Sciarra
Executive Chairman
Founder, Pinterest
Pinterest



JoeBen Bevirt
Founder & CEO
Serial Entrepreneur



Jon Wagner
Head of Powertrain
Sr Director of Battery Engineering
TESLA



Greg Bowles
Head of Gov't Affairs
Co-chairman of FAA Part 23 Rulemaking



Bonny Simi
Head of Air Ops & People
President & Founder of JetBlue Technology Ventures
jetBlue



Eric Allison
Head of Product
Head of Uber Elevate
Uber



Matt Field
CFO
CFO of Ford, North America
Ford

Justin Lang
Head of Partnerships & Strategy
Corporate Practice
LW

Gregor Veble Mikic
Flight Physics Lead
Lead Physics Developer
SCIROCCO

Didier Papadopoulos
Head of Program Management & System Engineering
VP of Aviation Systems
GARMIN

Robert Thodal
Airframe & Actuators Lead
PhD, Mechanical Engineering
LEHIGH

Kate DeHoff
General Counsel & Corporate Secretary
Director, Legal
Uber

Santiago Morales Zamora
Testing Lead
Sr Mechanical Engineer, Testing
SPECIALIZED

Dan O'Malley
Integration Manufacturing Lead
Director, Operations
Gulfstream

Joe Brennan
Composites Manufacturing & Assembly Lead
Director, Manufacturing

Lina Spross
Quality & Supply Chain Lead
Director, Quality
L3 Technologies

Steve Waller
Software Lead
Sr Staff Engineer
plantronics

14 | Joby Aviation

Agenda Business Overview Paul Sciarra, Executive Chairman Our Aircraft JoeBen Bevirt, Founder & Chief Executive Officer Jon Wagner, Powertrain & Electronics Lead Q&A and Break Certification & Operations Greg Bowles, Head of Government Affairs Bonny Simi, Head of Flight Operations Manufacturing Matt Field, Chief Financial Officer Q&A and Break Commercialization & Go-To-Market Eric Allison, Head of Product Financial Overview Matt Field, Chief Financial Officer Q&A 15 | Joby AviationAgenda Business Overview Paul Sciarra, Executive Chairman Our Aircraft JoeBen Bevirt, Founder & Chief Executive Officer Jon Wagner, Powertrain & Electronics Lead Q&A and Break Certification & Operations Greg Bowles, Head of Government Affairs Bonny Simi, Head of Flight Operations Manufacturing Matt Field, Chief Financial Officer Q&A and Break Commercialization & Go-To-Market Eric Allison, Head of Product Financial Overview Matt Field, Chief Financial Officer Q&A 15 | Joby Aviation

Our Aircraft JoeBen Bevirt Founder & Chief Executive Officer 16 | Joby AviationOur Aircraft JoeBen Bevirt Founder & Chief Executive Officer 16 | Joby Aviation

The right aircraft for the market


N542AJ

Vertical take off and landing

4 passenger for optimal economics

Piloted to facilitate certification and public acceptance

150+ mile max range

200 mph top speed

Zero operating emissions

17 | Joby Aviation

Breakthrough enabling technology: Distributed Electric Propulsion Distributing multiple smaller and simpler electric motors across the aircraft enables: Safety: No single points of failure across aircraft systems Acoustics: Electric motors enable a reduced sound profile Economics: Reduced maintenance downtime; savings on fuel costs 18 18 | | Jo Job by y A Av viia at tiio on nBreakthrough enabling technology: Distributed Electric Propulsion Distributing multiple smaller and simpler electric motors across the aircraft enables: Safety: No single points of failure across aircraft systems Acoustics: Electric motors enable a reduced sound profile Economics: Reduced maintenance downtime; savings on fuel costs 18 18 | | Jo Job by y A Av viia at tiio on n

Designed for safety with high levels of redundancy 6 propellors – can fly safely with the loss of any one propellor Each motor is redundant and powered by two separate inverters Each inverter is wired to a separate battery pack 4 isolated and redundant battery packs on board Motor continues to function if an inverter or pack fails Our aircraft has no single points of failure across aircraft systems 19 | Joby AviationDesigned for safety with high levels of redundancy 6 propellors – can fly safely with the loss of any one propellor Each motor is redundant and powered by two separate inverters Each inverter is wired to a separate battery pack 4 isolated and redundant battery packs on board Motor continues to function if an inverter or pack fails Our aircraft has no single points of failure across aircraft systems 19 | Joby Aviation

Joby Takeoff | 65 dBA Joby Cruise | 40 dBA | 20 dBA Leaves in Wind Designed to be quiet Helicopter | 93 dBA Low noise is critically important for community acceptance Allows skyport infrastructure to be centrally located The Joby aircraft is 100x quieter than a helicopter at takeoff* Near silent in overhead flight * dBA is a logarithmic measurement; a 3 dBA increase represents roughly a doubling in acoustic intensity 20 | Joby Aviation dBA readings at 100mJoby Takeoff | 65 dBA Joby Cruise | 40 dBA | 20 dBA Leaves in Wind Designed to be quiet Helicopter | 93 dBA Low noise is critically important for community acceptance Allows skyport infrastructure to be centrally located The Joby aircraft is 100x quieter than a helicopter at takeoff* Near silent in overhead flight * dBA is a logarithmic measurement; a 3 dBA increase represents roughly a doubling in acoustic intensity 20 | Joby Aviation dBA readings at 100m

Designed for low operating costs No hydrocarbon fuel is good for both the bottom line and the environment Fewer mechanical parts means lower maintenance costs and downtime Enables end user pricing that existing aerial alternatives can't match 21 | Joby AviationDesigned for low operating costs No hydrocarbon fuel is good for both the bottom line and the environment Fewer mechanical parts means lower maintenance costs and downtime Enables end user pricing that existing aerial alternatives can't match 21 | Joby Aviation

Advanced flight control software makes the aircraft simple to operate Fly-by-wire flight controls reduce pilot workload Fly-by-wire flight controls reduce pilot workload Automated ‘envelope protection’ mitigates pilot error by inhibiting Automated ‘envelope protection’ commands that exceed safe operating mitigates pilot error by inhibiting limits commands that exceed safe operating limits Frees pilot to focus on the mission, situational awareness, and rider Frees pilot to focus on the experience mission, situational awareness, and rider experience 22 | Joby AviationAdvanced flight control software makes the aircraft simple to operate Fly-by-wire flight controls reduce pilot workload Fly-by-wire flight controls reduce pilot workload Automated ‘envelope protection’ mitigates pilot error by inhibiting Automated ‘envelope protection’ commands that exceed safe operating mitigates pilot error by inhibiting limits commands that exceed safe operating limits Frees pilot to focus on the mission, situational awareness, and rider Frees pilot to focus on the experience mission, situational awareness, and rider experience 22 | Joby Aviation

Battery & Powertrain Technology Jon Wagner Head of Powertrain 23 | Joby AviationBattery & Powertrain Technology Jon Wagner Head of Powertrain 23 | Joby Aviation

Our integrated powertrain delivers proven performance Motor design refined over 10 years of work Patented direct drive motor with integrated controls & inverter No commercial equivalent 24 | Joby AviationOur integrated powertrain delivers proven performance Motor design refined over 10 years of work Patented direct drive motor with integrated controls & inverter No commercial equivalent 24 | Joby Aviation

Our aircraft compared to a Tesla Model 3 Long Range Battery capacity * 75 kWh 2x ** Torque density (Motor+Inverter) 10 Nm/Kg 6x * Total Propulsion Power 335 kW 3x Weight * 1847 kg 5% lighter * https://en.wikipedia.org/wiki/Tesla_Model_3 25 | Joby Aviation ** https://motorxp.com/wp-content/uploads/mxp_analysis_TeslaModel3.pdfOur aircraft compared to a Tesla Model 3 Long Range Battery capacity * 75 kWh 2x ** Torque density (Motor+Inverter) 10 Nm/Kg 6x * Total Propulsion Power 335 kW 3x Weight * 1847 kg 5% lighter * https://en.wikipedia.org/wiki/Tesla_Model_3 25 | Joby Aviation ** https://motorxp.com/wp-content/uploads/mxp_analysis_TeslaModel3.pdf

Battery cost is a less significant driver of unit cost compared to EVs


BEV[1]
~40%
Battery
Other costs


eVTOL
~10%
Battery
Other costs

1. https://www.mckinsey.com/industries/automotive-and-assembly/our-insights/making-electric-vehicles-profitable#

26 | Joby Aviation

Our battery pack is built with proven technology

Optimal tradeoff between energy density and cell lifetime

Lithium-ion chemistry, 811 NMC cathode and graphite anode

Robust and proven automotive cell construction & chemistry

Upgrade ready when new technology is commercialized


Commercialized at scale for Automotive & Consumer Products
In Development
eVTOL Lifetime Between Replacement
NMC 811 Graphite Anode
Solid State
Partial Silicon Anode
?
Silicon Anode
Lithium Metal
Gravimetric Energy Density (Wh/kg)

27 | Joby Aviation

Engineered for redundancy and safety Long Range Battery Pack • More emergency options • Able to fast charge • Longer operating lifetime • Mission flexibility Built for Safety • Batteries in wing away from passengers • 4 fully redundant packs • Mitigations for all failures 28 28 | | Jo Job by y A Av viia at tiio on nEngineered for redundancy and safety Long Range Battery Pack • More emergency options • Able to fast charge • Longer operating lifetime • Mission flexibility Built for Safety • Batteries in wing away from passengers • 4 fully redundant packs • Mitigations for all failures 28 28 | | Jo Job by y A Av viia at tiio on n

We’ve done the work to test and validate our design Battery in altitude chamber Battery HIRF test Vibration test Battery undergoing Battery pack drop test electrical test 29 | Joby AviationWe’ve done the work to test and validate our design Battery in altitude chamber Battery HIRF test Vibration test Battery undergoing Battery pack drop test electrical test 29 | Joby Aviation

Investing in designing, manufacturing, and testing in house Production and testing done at our San Carlos facility Fast engineering iteration cycles Gaining experience for mass manufacturing Higher control & success likelihood over the certification process Production line prototyping underway 30 | Joby AviationInvesting in designing, manufacturing, and testing in house Production and testing done at our San Carlos facility Fast engineering iteration cycles Gaining experience for mass manufacturing Higher control & success likelihood over the certification process Production line prototyping underway 30 | Joby Aviation

Certification Greg Bowles Head of Government Affairs 31 | Joby AviationCertification Greg Bowles Head of Government Affairs 31 | Joby Aviation

Getting to a Certifiable Design Joby’s Timeline Conceptual Developmental Detail Design & Design Testing Full-Scale Flight Test 2009 2015 2017 2018 32 | Joby Aviation Begin Formal FAA CertificationGetting to a Certifiable Design Joby’s Timeline Conceptual Developmental Detail Design & Design Testing Full-Scale Flight Test 2009 2015 2017 2018 32 | Joby Aviation Begin Formal FAA Certification

FAA certification is the cornerstone of modern aviation Compliance Type Certification G-1 G-2 Reports Data Sheet (TCDS) Certification Basis Means of Compliance Demonstration of Verification of (What Rules Apply?) (Which Tests & Compliance Compliance Analysis?) (Doing Testing w/FAA) (FAA Review of Testing & Reports) 33 | Joby Aviation Begin Formal FAA Certification FAA Certified Aircraft DesignFAA certification is the cornerstone of modern aviation Compliance Type Certification G-1 G-2 Reports Data Sheet (TCDS) Certification Basis Means of Compliance Demonstration of Verification of (What Rules Apply?) (Which Tests & Compliance Compliance Analysis?) (Doing Testing w/FAA) (FAA Review of Testing & Reports) 33 | Joby Aviation Begin Formal FAA Certification FAA Certified Aircraft Design

Paving the certification path took over a decade of hard work 2007 2011 2013 2017 2018 2020 2015 FAA Revitalizing Part 23 G1 Preliminary discussions Issued Joby with FAA Formal FAA Certification 34 | Joby AviationPaving the certification path took over a decade of hard work 2007 2011 2013 2017 2018 2020 2015 FAA Revitalizing Part 23 G1 Preliminary discussions Issued Joby with FAA Formal FAA Certification 34 | Joby Aviation

We have consciously designed our aircraft to fit into a modernized ruleset Airplane Part 23 gives us flexibility and certainty Part 23 Pilots are widely available Helicopter Use of existing aviation infrastructure Part 27/29 Clear certification pathway Special Part 21.17(B) 35 | Joby AviationWe have consciously designed our aircraft to fit into a modernized ruleset Airplane Part 23 gives us flexibility and certainty Part 23 Pilots are widely available Helicopter Use of existing aviation infrastructure Part 27/29 Clear certification pathway Special Part 21.17(B) 35 | Joby Aviation

We are progressing steadily through the rigorous FAA process Certification Means of Demonstration of Verification of Basis Compliance Compliance Compliance Joby’s Finished In Progress Starting in 2023 Progress 36 | Joby AviationWe are progressing steadily through the rigorous FAA process Certification Means of Demonstration of Verification of Basis Compliance Compliance Compliance Joby’s Finished In Progress Starting in 2023 Progress 36 | Joby Aviation

Certification milestones: deep dive



Time
Today
2021
2022
2023
2024
Right Aircraft, Certified
✓
H2
H1
G1 cert basis
First FAA for-credit testing
First flight of type-design representative aircraft
FAA flight test, Type cert issued

37 | Joby Aviation

Certification experience to get it done Team Member Years of Experience Team Member 31+ years 21 – 30 years 10 – 20 years < 10 years 100+ team with 1400+ years of combined experience certifying and developing aircraft 38 | Joby AviationCertification experience to get it done Team Member Years of Experience Team Member 31+ years 21 – 30 years 10 – 20 years < 10 years 100+ team with 1400+ years of combined experience certifying and developing aircraft 38 | Joby Aviation

Operations Bonny Simi Head of Air Operations 39 | Joby AviationOperations Bonny Simi Head of Air Operations 39 | Joby Aviation

Our aircraft also fits into existing aviation operations rules



AVIATION RULES	HOW WE PLAN TO OPERATE	TIMELINE
Air Carrier Certificate	Joby FAA Part 135	Mid 2022
Pilots	Commercial level pilots	Exists today
Airspace	Existing VFR/IFR Rules	Exists today

40 | Joby Aviation

We’re leveraging a large pool of pilots while future proofing our pipeline Joby needs to capture less than <0.5% of all available commercial pilots Future proofing operations with FAA certified pilot training program Business model does not rely on autonomy for economics Planning on operating with pilots for the foreseeable future 41 | Joby AviationWe’re leveraging a large pool of pilots while future proofing our pipeline Joby needs to capture less than <0.5% of all available commercial pilots Future proofing operations with FAA certified pilot training program Business model does not rely on autonomy for economics Planning on operating with pilots for the foreseeable future 41 | Joby Aviation

Early revenue opportunities with the DoD reduce technology and operational risk Contract through the Air Force’s Agility Prime program Received military airworthiness approval in 2020 $40MM in contracts already secured from DoD Over $100MM+ of contracts in discussion Additional opportunities to provide on base logistics in the future 42 42 | | Jo Job by y A Av viia at tiio on nEarly revenue opportunities with the DoD reduce technology and operational risk Contract through the Air Force’s Agility Prime program Received military airworthiness approval in 2020 $40MM in contracts already secured from DoD Over $100MM+ of contracts in discussion Additional opportunities to provide on base logistics in the future 42 42 | | Jo Job by y A Av viia at tiio on n

Manufacturing Matt Field Chief Financial Officer 43 | Joby AviationManufacturing Matt Field Chief Financial Officer 43 | Joby Aviation

Staged approach to production supports certification and growth Phase II Production Thousands of Aircraft per year Performance Auto – Ferrari 10,131 Performance Auto – McLaren 4,662 Phase I Production Cirrus SR22 331 200-400 Aircraft per year Airbus H125 Helicopter 159 Cirrus SF50 81 Embraer Phenom 300 51 Pilot Production Not to scale 30 Aircraft per year 2021 2024 Future 44 | Joby AviationStaged approach to production supports certification and growth Phase II Production Thousands of Aircraft per year Performance Auto – Ferrari 10,131 Performance Auto – McLaren 4,662 Phase I Production Cirrus SR22 331 200-400 Aircraft per year Airbus H125 Helicopter 159 Cirrus SF50 81 Embraer Phenom 300 51 Pilot Production Not to scale 30 Aircraft per year 2021 2024 Future 44 | Joby Aviation

Our integrated powertrain is a key differentiator 10+ years of in-house motor development Significant IP around EPU technologies Automation to support scale 45 | Joby AviationOur integrated powertrain is a key differentiator 10+ years of in-house motor development Significant IP around EPU technologies Automation to support scale 45 | Joby Aviation

Advanced manufacturing improves unit cost, performance, and weight Reduction in materials and weight Increases speed of manufacturing Subtractive backups to de risk certification 46 | Joby AviationAdvanced manufacturing improves unit cost, performance, and weight Reduction in materials and weight Increases speed of manufacturing Subtractive backups to de risk certification 46 | Joby Aviation

Composite automation increases precision and speed with less waste

10x*
faster compared to human worker

500*
labor hours per aircraft reduction

Significant*
reduction in material waste


CORIOLIS

47 | Joby Aviation
* Based solely on Joby Aviation Management Expectations

We take a practical approach to scaled manufacturing 48 | Joby AviationWe take a practical approach to scaled manufacturing 48 | Joby Aviation

Toyota partnership helps de-risk and accelerate our manufacturing capabilities Toyota manufacturing engineers partnering with Joby to design production processes Advanced studies have improved plant layout prior to installing equipment Automotive production efficiencies and selected sourcing support scaling 49 | Joby AviationToyota partnership helps de-risk and accelerate our manufacturing capabilities Toyota manufacturing engineers partnering with Joby to design production processes Advanced studies have improved plant layout prior to installing equipment Automotive production efficiencies and selected sourcing support scaling 49 | Joby Aviation

Production milestones: deep dive Time Today 2021 2022 2023 2024 H2 H1 Scaled Production Production Announce cert issued Phase 1 plant site First vehicle Phase 1 plant off Pilot line comes online 50 | Joby AviationProduction milestones: deep dive Time Today 2021 2022 2023 2024 H2 H1 Scaled Production Production Announce cert issued Phase 1 plant site First vehicle Phase 1 plant off Pilot line comes online 50 | Joby Aviation

Go to Market Eric Allison Head of Product 51 | Joby AviationGo to Market Eric Allison Head of Product 51 | Joby Aviation

Right aircraft Right market 52 52 | | Jo Job by y A Av viia at tiio on nRight aircraft Right market 52 52 | | Jo Job by y A Av viia at tiio on n

Press a button… get a flight 53 | Joby AviationPress a button… get a flight 53 | Joby Aviation

Press a button... get a flight



STEP 1

Select your destination through the Joby app or a partner app like Uber



STEP 2

The Joby service will synthesize a trip for you, starting with a rideshare pickup to the nearest skyport



STEP 3

At the origin skyport, board a shared Joby aircraft and fly to the destination skyport at up to 200 mph



STEP 4

At the destination skyport, another rideshare car will be sequenced to meet you just as you arrive

54 | Joby Aviation

Multimodal aerial ridesharing 55 55 | | Jo Job by y A Av viia at tiio on nMultimodal aerial ridesharing 55 55 | | Jo Job by y A Av viia at tiio on n

Launching a virtuous cycle 56 | Joby AviationLaunching a virtuous cycle 56 | Joby Aviation

Supercharged by vertical integration 57 | Joby AviationSupercharged by vertical integration 57 | Joby Aviation

One day of movement in LA region Nearly 46M trips 58 58 | | Jo Job by y A Av viia at tiio on nOne day of movement in LA region Nearly 46M trips 58 58 | | Jo Job by y A Av viia at tiio on n

Which transportation modes do riders prefer? Example mode-choice scenario presented to survey participants Mode Cost per Total of Transit Passenger Minutes 60 min Personal Cost to Vehicle Operate 69 min Rideshare $60 72 min Pooled $39 Rideshare 1.5 min 14 min1 min 10 min 5 min = 31.5 min Joby $90 59 | Joby AviationWhich transportation modes do riders prefer? Example mode-choice scenario presented to survey participants Mode Cost per Total of Transit Passenger Minutes 60 min Personal Cost to Vehicle Operate 69 min Rideshare $60 72 min Pooled $39 Rideshare 1.5 min 14 min1 min 10 min 5 min = 31.5 min Joby $90 59 | Joby Aviation

Example two-skyport Hollywood network LAX 60 | Joby AviationExample two-skyport Hollywood network LAX 60 | Joby Aviation

Mode-choice model Hollywood predicts over 300 trips per day at $3/pax mile LAX 61 | Joby AviationMode-choice model Hollywood predicts over 300 trips per day at $3/pax mile LAX 61 | Joby Aviation

Ideal network: shortest path between each node 62 | Joby AviationIdeal network: shortest path between each node 62 | Joby Aviation

Joby aircraft must coexist with existing air traffic and users of the airspace 63 | Joby AviationJoby aircraft must coexist with existing air traffic and users of the airspace 63 | Joby Aviation

The Joby service must respect the design and operating rules of the existing airspace system Class B Class D Class C 64 | Joby AviationThe Joby service must respect the design and operating rules of the existing airspace system Class B Class D Class C 64 | Joby Aviation

Initial five skyport network that can serve 3,400 trips per day Class B Class D Class C 65 | Joby AviationInitial five skyport network that can serve 3,400 trips per day Class B Class D Class C 65 | Joby Aviation

Routes designed to respect airspace constraints Class B Class D Class C 66 | Joby AviationRoutes designed to respect airspace constraints Class B Class D Class C 66 | Joby Aviation

Larger 12 node network that can serve 12,500 trips per day Class B Class D Class C 67 | Joby AviationLarger 12 node network that can serve 12,500 trips per day Class B Class D Class C 67 | Joby Aviation

Adding in longer distance routes can unlock latent demand Class B Class D Class C 68 | Joby AviationAdding in longer distance routes can unlock latent demand Class B Class D Class C 68 | Joby Aviation

Extending and filling in the network allows deep market penetration at over 42,000 trips per day Class B Class D Class C 69 | Joby AviationExtending and filling in the network allows deep market penetration at over 42,000 trips per day Class B Class D Class C 69 | Joby Aviation

Demand modeling allows mapping of high value infrastructure locations Class B Class D Class C 70 | Joby AviationDemand modeling allows mapping of high value infrastructure locations Class B Class D Class C 70 | Joby Aviation

Candidate skyport sides based on demand analysis Class B Class C 71 | Joby AviationCandidate skyport sides based on demand analysis Class B Class C 71 | Joby Aviation

Partnership to unlock the potential of parking structures for aerial ridesharing 72 72 | | Jo Job by y A Av viia at tiio on nPartnership to unlock the potential of parking structures for aerial ridesharing 72 72 | | Jo Job by y A Av viia at tiio on n

Expanding our strategic partnerships 73 73 | | Jo Job by y A Av viia at tiio on nExpanding our strategic partnerships 73 73 | | Jo Job by y A Av viia at tiio on n

74 | Joby Aviation74 | Joby Aviation

Candidate skyport sides based on demand analysis Class B Class C 75 | Joby AviationCandidate skyport sides based on demand analysis Class B Class C 75 | Joby Aviation

~75% of potential skyports suitably close to partner- * controlled properties Class B Class C * Specifically for LA Region 76 | Joby Aviation~75% of potential skyports suitably close to partner- * controlled properties Class B Class C * Specifically for LA Region 76 | Joby Aviation

Elevate tools provide market insight 77 | Joby AviationElevate tools provide market insight 77 | Joby Aviation

Elevate tools enable network design 78 | Joby AviationElevate tools enable network design 78 | Joby Aviation

Elevate technologies power network operations 79 | Joby AviationElevate technologies power network operations 79 | Joby Aviation

Getting into the hands of customers 80 | Joby AviationGetting into the hands of customers 80 | Joby Aviation

Bringing the pieces together 81 | Joby AviationBringing the pieces together 81 | Joby Aviation

Commercialization milestones: deep dive Time Today 2021 2022 2023 2024 Go to Market/ H1 H2 H2 ✓ Commercialization Commercial DoD on-base FAA 135 cert Announce service launched flight testing achieved launch markets FAA 135 cert Scaled DoD on-base process begins logistic operations 82 | Joby AviationCommercialization milestones: deep dive Time Today 2021 2022 2023 2024 Go to Market/ H1 H2 H2 ✓ Commercialization Commercial DoD on-base FAA 135 cert Announce service launched flight testing achieved launch markets FAA 135 cert Scaled DoD on-base process begins logistic operations 82 | Joby Aviation

Financials Matt Field Chief Financial Officer 83 | Joby AviationFinancials Matt Field Chief Financial Officer 83 | Joby Aviation

Service Unit Economics at Scale in 2026 Revenue Drivers Per Plane ($M) Days a Week 7 Avg Flight Revenue $2.2 24 Miles Length Avg Flights / Day ~40 Cost of Goods Sold ($0.9) Cruising Revenue per ~165 mph $1.73 Speed available seat mile Gross Margin $1.3 Cost per available Avg Load $0.86 2.3 Passengers seat mile Factor Other Expenses ($0.3) Turnaround ~6 Minutes Time Contribution Margin $1.0 Price / $3.00 Seat Mile Payback Period 1.3 Years 84 | Joby AviationService Unit Economics at Scale in 2026 Revenue Drivers Per Plane ($M) Days a Week 7 Avg Flight Revenue $2.2 24 Miles Length Avg Flights / Day ~40 Cost of Goods Sold ($0.9) Cruising Revenue per ~165 mph $1.73 Speed available seat mile Gross Margin $1.3 Cost per available Avg Load $0.86 2.3 Passengers seat mile Factor Other Expenses ($0.3) Turnaround ~6 Minutes Time Contribution Margin $1.0 Price / $3.00 Seat Mile Payback Period 1.3 Years 84 | Joby Aviation

Service Unit Economics at Scale in 2026

Cost Drivers Per available seat mile	
~22¢	Pilot
~19¢	Maintenance Cost incl. Labor
~11¢	Skyport Support / Landing Fees
~13¢	Battery / Charging (~30kWh/Trip, 1Y Replacement)
~9¢	Aircraft & Insurance
~12¢	Other expenses

7	Days a Week
~40	Avg Flights / Day
$1.73	Revenue per available seat mile
$0.86	Cost per available seat mile

Per Plane ($M)	
Revenue	$2.2
Cost of Goods Sold	($0.9)
Gross Margin	$1.3
Other Expenses	($0.3)
Contribution Margin	$1.0
Payback Period	**1.3 Years**

85 | Joby Aviation

Payback Period Sensitivity Analysis (Years) Price per Seat Mile $4.00 $3.50 $3.00 $2.50 $2.00 0.7 1.0 1.3 2.2 5.1 Cruising Speed (mph) Turnaround Load Factor (Passengers) * 85 125 165 200 Time 1.3 Years 3.0 0.8 5.0 6.7 1.8 1.1 0.9 Payback Period 2.5 1.1 7.0 12.9 2.4 1.5 1.2 2.0 1.9 Load Factor: 2.3 Cruise Speed: 165 mph 9.0 68.4 3.3 1.9 1.5 Price/Mile: $3.00 Turn Time: 6 mins 1.5 5.8 11.0 n/a 4.7 2.6 2.2 Full Aircraft: $1.3M 15.0 n/a 16.7 5.3 3.7 1.0 n/a 20.0 n/a n/a 72.2 14.1 Fully Burdened Aircraft Cost $0.9M $1.1M $1.3M $1.5M $1.8M $2.1M $2.3M 0.9 1.1 1.3 1.5 1.8 2.1 2.3 * Based solely on. Joby Aviation Management Expectations 86 | Joby Aviation Note: Mutually exclusive calculations should not be merged Current StatusPayback Period Sensitivity Analysis (Years) Price per Seat Mile $4.00 $3.50 $3.00 $2.50 $2.00 0.7 1.0 1.3 2.2 5.1 Cruising Speed (mph) Turnaround Load Factor (Passengers) * 85 125 165 200 Time 1.3 Years 3.0 0.8 5.0 6.7 1.8 1.1 0.9 Payback Period 2.5 1.1 7.0 12.9 2.4 1.5 1.2 2.0 1.9 Load Factor: 2.3 Cruise Speed: 165 mph 9.0 68.4 3.3 1.9 1.5 Price/Mile: $3.00 Turn Time: 6 mins 1.5 5.8 11.0 n/a 4.7 2.6 2.2 Full Aircraft: $1.3M 15.0 n/a 16.7 5.3 3.7 1.0 n/a 20.0 n/a n/a 72.2 14.1 Fully Burdened Aircraft Cost $0.9M $1.1M $1.3M $1.5M $1.8M $2.1M $2.3M 0.9 1.1 1.3 1.5 1.8 2.1 2.3 * Based solely on. Joby Aviation Management Expectations 86 | Joby Aviation Note: Mutually exclusive calculations should not be merged Current Status

Market Economics Indicative Market Returns 22 node network 300+ aircraft in fleet > $500M annual revenue > $225M service contribution margin 87 87 | | Jo Job by y A Av viia at tiio on nMarket Economics Indicative Market Returns 22 node network 300+ aircraft in fleet > $500M annual revenue > $225M service contribution margin 87 87 | | Jo Job by y A Av viia at tiio on n

Flight Academy Pilot Plant Production 2021-2024 Spending to Support Commercialization Capital Spending Operating Expenses & R&D Spending Not to scale $1,600 M $4.8B $1,400 M (1) Uber (2016 - 2020) $1,200 M $1.1B Skyports / Infrastructure $1,000 M $800 M $400-$450M Additional ~$450M $600 M Tesla (2010 - 2014) Joby Aircraft $1.8B $400 M Gross Spending $178M $200 M Net Phase I Joby (2020 - 2024) Spending Manufacturing $0 M Facilities & Tooling Year 1 Year 2 Year 3 Year 4 Year 5 (1) Uber OpEx includes R&D and G&A expenses. 2019 OpEx omits $3.2B in Stock Based Compensation related to IPO. 88 | Joby AviationFlight Academy Pilot Plant Production 2021-2024 Spending to Support Commercialization Capital Spending Operating Expenses & R&D Spending Not to scale $1,600 M $4.8B $1,400 M (1) Uber (2016 - 2020) $1,200 M $1.1B Skyports / Infrastructure $1,000 M $800 M $400-$450M Additional ~$450M $600 M Tesla (2010 - 2014) Joby Aircraft $1.8B $400 M Gross Spending $178M $200 M Net Phase I Joby (2020 - 2024) Spending Manufacturing $0 M Facilities & Tooling Year 1 Year 2 Year 3 Year 4 Year 5 (1) Uber OpEx includes R&D and G&A expenses. 2019 OpEx omits $3.2B in Stock Based Compensation related to IPO. 88 | Joby Aviation

First to market and production scale drives sustainable advantage Scalable Cost Long-Term Returns First-mover advantage Higher Production Demand Scale Sustainable Returns Improved Lower Cost Affordability Cumulative Aircraft Production 89 | Joby Aviation Aircraft CostFirst to market and production scale drives sustainable advantage Scalable Cost Long-Term Returns First-mover advantage Higher Production Demand Scale Sustainable Returns Improved Lower Cost Affordability Cumulative Aircraft Production 89 | Joby Aviation Aircraft Cost

Strong financial foundation to achieve commercialization

Current Cash Position

- Dec 2020 Balance of $446M[1]
- Reflects Series C raise of $524M[2]
- Funding through Certification

Existing Investor Base

TOYOTA
BAILLIE GIFFORD
Uber
intel Capital
jetBlue technology ventures
CAPRICORN INVESTMENT GROUP

SPAC: ~$1.6B[3] in Additional Cash

- Funding projected to support operations through initial commercialization

SPAC & PIPE Investors

Reinvent TECHNOLOGY PARTNERS
Fidelity INVESTMENTS
BlackRock
THE BAUPOST GROUP

(1) Cash & cash equivalents and Short-term investments
(2) Net proceeds from issuance of Series C redeemable convertible preferred stock
(3) Range of $1.0B-$1.6B dependent upon % of redemption by RTP Shareholders

90 | Joby Aviation

Major milestones: certification, production, and commercialization



Time
Today
2021
2022
2023
2024
Right Aircraft, Certified
✓
G1 cert basis
H2
First FAA for-credit testing
H1
First flight of type-design representative aircraft
FAA flight test, Type cert issued
Scaled Production
H2
Announce Phase 1 plant site
H1
First vehicle off Pilot line
Phase 1 plant comes online
Production cert issued
Go to Market/Commercialization
✓
DoD on-base flight testing
H1
FAA 135 cert process begins
H2
Announce launch markets
H2
FAA 135 cert achieved
Scaled DoD on-base logistics operations
Commercial service launched

91 | Joby Aviation

Joby Investment Highlights

01 **A world class team with world class partners**
Team of 800+ with deep aerospace, software, and electrical engineering experience. 1000+ combined years of certification experience. World class partners supporting every step of the journey.

02 **The best aircraft for the market**
Zero operating emissions, 5 seats, 150 mile, 65dBA, designed to be certified and operated under existing regulations.

03 **First mover advantage**
1,000+ test flights completed. First and only eVTOL to sign G-1 with FAA. First to achieve US Air Force airworthiness. Being early drives strong network and scale effects.

04 **Vertically integrated approach**
Key parts designed and produced in-house. Production scaling supported by Toyota. Recurring revenue from operating aircraft delivers compelling economics, compounded by scale.

05 **Pragmatic approach to commercialization**
Uber integration and Elevate acquisition deliver deep customer insights and day 1 demand. Best-in-class infrastructure partners provide access to prime locations in key markets.

06 **Strong financial foundation**
Cash to support business through commercialization. Staged investment approach provides flexibility.

TOYOTA — Production

Uber — Demand

U.S. AIR FORCE — Pre-cert operations

NASA — Testing

REEF, Signature, MACQUARIE, RELATED — Landing Infrastructure

92 | Joby Aviation

Our mission is to save a billion people an hour, every day 93 93 | | Jo Job by y A Av viia at tiio on nOur mission is to save a billion people an hour, every day 93 93 | | Jo Job by y A Av viia at tiio on n

Thank you 94 94 | | Jo Job by y A Av viia at tiio on nThank you 94 94 | | Jo Job by y A Av viia at tiio on n

95 95 | | Jo Job by y A Av viia at tiio on n95 95 | | Jo Job by y A Av viia at tiio on n

Appendix 96 96 | | Jo Job by y A Av viia at tiio on nAppendix 96 96 | | Jo Job by y A Av viia at tiio on n

Historical Statement of Operations (In thousands, except share and per share data) Year Ended December 31 2020 2019 Operating expenses Research and development (including related party purchases of $1,249 and $1,341 $ 108,741 $ 70,178 for the years ended December 31, 2020 and 2019, respectively) Selling, general and administrative (including related party purchases of $220 and $200 for the years ended December 31, 2020 and 2019, respectively) 23,495 13,970 Total operating expenses 132,236 84,148 Loss from operations (132,236) (84,148) Interest income 5,428 1,937 Interest expense (249) (22,952) Loss from changes in fair value of derivative liabilities — (4,947) Convertible note extinguishment loss — (366) Gain on deconsolidation of subsidiary 6,904 — Income from equity method investment 5,799 — Other income, net 221 129 Total other income (expense), net 18,103 (26,199) Loss before income taxes (114,133) (110,347) Income tax expense 31 2 Net loss $ (114,164) $ (110,349) Net loss per share, basic and diluted $ (3.80) $ (4.11) Weighted-average common shares outstanding, basic and diluted 30,066,847 26,839,662 97 | Joby AviationHistorical Statement of Operations (In thousands, except share and per share data) Year Ended December 31 2020 2019 Operating expenses Research and development (including related party purchases of $1,249 and $1,341 $ 108,741 $ 70,178 for the years ended December 31, 2020 and 2019, respectively) Selling, general and administrative (including related party purchases of $220 and $200 for the years ended December 31, 2020 and 2019, respectively) 23,495 13,970 Total operating expenses 132,236 84,148 Loss from operations (132,236) (84,148) Interest income 5,428 1,937 Interest expense (249) (22,952) Loss from changes in fair value of derivative liabilities — (4,947) Convertible note extinguishment loss — (366) Gain on deconsolidation of subsidiary 6,904 — Income from equity method investment 5,799 — Other income, net 221 129 Total other income (expense), net 18,103 (26,199) Loss before income taxes (114,133) (110,347) Income tax expense 31 2 Net loss $ (114,164) $ (110,349) Net loss per share, basic and diluted $ (3.80) $ (4.11) Weighted-average common shares outstanding, basic and diluted 30,066,847 26,839,662 97 | Joby Aviation

Historical Consolidated Balance Sheet

(In thousands, except share and per share data)	Year Ended December 31	
	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 77,337	$ 507,176
Short-term investments	368,587	-
Other receivables	2,227	80
Prepaid expenses and other current assets	3,032	4,455
Total current assets	**451,183**	**511,711**
Property and equipment, net	34,126	22,219
Restricted cash	693	693
Equity method investment	10,990	-
Other non-current assets	262	180
Total assets	**$ 497,254**	**$ 534,803**
Liabilities, redeemable convertible preferred stock and stockholders' deficit		
Current liabilities		
Accounts payable	$ 4,928	$ 6,072
Tenant improvement loan, current portion	244	383
Capital lease, current portion	792	880
Deferred rent, current portion	295	209
Accrued expenses and other current liabilities	1,746	737
Total current liabilities	**8,005**	**8,281**
Tenant improvement loan, net of current portion	946	1,190
Capital lease, net of current portion	661	1,199
Deferred rent, net of current portion	1,321	1,617
Early exercise stock option liabilities	1,177	1,257
Total liabilities	**12,110**	**13,544**
Redeemable convertible preferred stock: $0.00001 par value — 105,500,526 shares authorized at December 31, 2020 and 2019, 96,252,623 shares and 92,613,015 shares issued and outstanding at December 31, 2020 and 2019, respectively (Cumulative liquidation preference $769,679 and $699,179 at December 31, 2020 and 2019, respectively)	768,312	698,452
Stockholders' deficit		
Common stock: $0.00001 par value — 149,793,455 shares authorized at December 31, 2020 and 2019, 35,305,759 and 35,154,952 shares issued and outstanding at December 31, 2020 and 2019, respectively	-	-
Additional paid-in capital	12,591	4,957
Accumulated deficit	(296,286)	(182,122)
Accumulated other comprehensive income (loss)	527	(28)
Total stockholders' deficit	**(283,168)**	**(177,193)**
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	**$ 497,254**	**$ 534,803**

98 | Joby Aviation

Historical Consolidated Statement of Cash Flows

(In thousands)	Year Ended December 31	
	2020	2019
Cash flows from operating activities		
Net loss	$ (114,164)	$ (110,349)
Reconciliation of net loss to net cash used in operating activities:		
Depreciation and amortization expense	7,404	3,985
Non-cash interest expense related to convertible notes	—	22,823
Loss from change in the fair value of derivative liabilities	—	4,947
Convertible note extinguishment loss	—	366
Stock-based compensation expense	7,185	3,906
Income from equity method investment	(5,799)	—
Gain on deconsolidation of subsidiary	(6,904)	—
Net accretion and amortization of investments in marketable debt securities	1,179	—
Changes in operating assets and liabilities		
Other receivables	(4,524)	(58)
Prepaid expenses and other current assets	1,423	(4,215)
Other non-current assets	(82)	(68)
Accounts payable	3,260	1,204
Accrued expenses and other current liabilities	**5,332**	**625**
Deferred rent	(210)	597
Net cash used in operating activities	(105,900)	(76,237)
Cash flows from investing activities		
Purchase of marketable debt securities	(620,781)	—
Proceeds from sales of marketable debt securities	28,660	—
Proceeds from maturities of marketable debt securities	222,675	—
Purchases of property and equipment	**(23,306)**	**(9,240)**
Disposal of cash on deconsolidation upon loss of control over the fully owned subsidiary	(407)	—
Net cash used in investing activities	(393,159)	(9,240)
Cash flows from financing activities		
Proceeds from issuance of Series C redeemable convertible preferred stock, net	69,860	454,260
Proceeds from issuance of convertible notes	—	12,267
Proceeds from exercise of stock options and stock purchase rights	369	1,376
Proceeds from tenant improvement loan	—	1,056
Repayments of tenant improvement loan	**(383)**	**—**
Payments on capital lease obligation	(626)	(549)
Net cash provided by financing activities	69,220	468,410
Net change in cash, cash equivalents and restricted cash	(429,839)	382,933

99 | Joby Aviation

Faster speeds unlock higher gross bookings Revenue at 1 passenger Additional revenue at 2.3 load factor 20 mile trip at 30 mph on average, $3,000,000 charged at $1.75 per passenger mile $2,468,130 $2,500,000 20 mile trip at 140 mph, charged at $2,000,000 $3.00 per passenger mile $1,395,030 $1,500,000 Charging on a per seat basis rather than per trip basis increases upside $1,000,000 even further $1,073,100 $500,000 $229,950 $0 Rideshare Auto Joby Aircraft 100 | Joby AviationFaster speeds unlock higher gross bookings Revenue at 1 passenger Additional revenue at 2.3 load factor 20 mile trip at 30 mph on average, $3,000,000 charged at $1.75 per passenger mile $2,468,130 $2,500,000 20 mile trip at 140 mph, charged at $2,000,000 $3.00 per passenger mile $1,395,030 $1,500,000 Charging on a per seat basis rather than per trip basis increases upside $1,000,000 even further $1,073,100 $500,000 $229,950 $0 Rideshare Auto Joby Aircraft 100 | Joby Aviation